UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F/A

TENDER OFFER STATEMENT PURSUANT TO RULE 14D-1(B) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Rio Narcea Gold Mines Ltd.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

0766284 B.C. Ltd.
(Bidder)

Common Shares Without Par Value
(Title of Class of Securities)

766909105
(CUSIP Number of Class of Securities)

Kevin Hisko 0766284 B.C. Ltd. 888 Dunsmuir Street, Suite 1100 Vancouver, B.C., V6C 3K4 (604) 689-7842
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

With a copy to:

Adam M. Givertz
Shearman & Sterling LLP
199 Bay Street, Suite 4405
Commerce Court West
Toronto, Ontario M5B 1E8
(212) 360-8484

April 20, 2007
(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE*
Transaction Valuation	Amount of Filing Fee
US$128,378,106.71	US$3,941.21

Q

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,346.09 Form or Registration No.: 005.78301 Filing Party: 0766284 B.C. Ltd. Date Filed: April 20, 2007 Form: 14D-1F

*

Estimated solely for the purpose of calculating the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company's common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company's common shares in the United States, is calculated as follows: the product of (x) 24,804,967, the number of subject company common shares estimated to be held by in the United States, (y) CDN$5.50, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 0.9410, the inverse of the Federal Reserve Bank of New York's noon buying rate for Canadian dollars on June 28, 2007.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

(a)    Offer to Purchase and Circular dated as of April 20, 2007, including Letter of Transmittal and Notice of Guaranteed Delivery.(1)
(b)    Notice of Extension dated as of May 29, 2007.(2)
(c)    Notice of Extension dated as of June 8, 2007.(3)
(d)    Notice of Variation and Extension dated as of June 29, 2007.

Item 2. Informational Legends

(a)    See inside front cover of Offer to Purchase and Circular dated as of April 20, 2007.(1)
(b)    See inside front cover of Notice of Extension dated as of May 29, 2007.(2)
(c)    See inside front cover of Notice of Extension dated as of June 8, 2007.(3)
(d)    See page iii of Notice of Variation and Extension dated as of June 29, 2007.

(1)    Filed April 20, 2007
(2)    Filed May 30, 2007
(3)    Filed June 11, 2007

I-1

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with it, you should consult your investment advisor, stock broker, bank manager, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document.  Any representation to the contrary is unlawful.  This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

June 29, 2007

[Lundin Logo]

NOTICE OF VARIATION AND EXTENSION

by

0766284 B.C. LTD.

an indirect wholly-owned subsidiary of

LUNDIN MINING CORPORATION

OFFER TO PURCHASE

all of the outstanding
Common Shares and Warrants

of

RIO NARCEA GOLD MINES, LTD.

for

Cdn.$1.04 cash for each Warrant

and for the increased price of
Cdn.$5.50 cash for each Common Share

0766284 B.C. Ltd. (the “Offeror”), an indirect, wholly-owned subsidiary of Lundin Mining Corporation (“Lundin Mining”), hereby gives notice that it is amending and supplementing its offer dated April 20, 2007 (the “Original Offer”), as amended and supplemented by the Notice of Extension dated May 29, 2007 (the “First Extension Notice”), and as further amended and supplemented by the second Notice of Extension dated June 8, 2007 (the “Second Extension Notice”) to purchase all of the outstanding common shares (the “Shares”) and warrants (the “Warrants”) of Rio Narcea Gold Mines, Ltd. (“Rio Narcea”), including Shares that may become outstanding after the date of the Original Offer but before the Expiry Time upon the exercise of options (the “Options”) or other rights to acquire Shares in order to (i) increase the price payable under the Offer for the Shares to $5.50 cash per Share, and (ii) extend the expiry of the Offer to 6:00 p.m. (Pacific time) on July 16, 2007 (the “Expiry Time”) as described in detail below.  The price payable under the Offer in respect of the Warrants is unchanged and remains at $1.04 cash per Warrant.

THE OFFER HAS BEEN AMENDED TO INCREASE THE OFFER PRICE FOR THE SHARES TO $5.50 CASH PER SHARE.  THE OFFER HAS ALSO BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (PACIFIC TIME) ON JULY 16, 2007, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

The increased Offer price of $5.50 cash per Share represents a premium of approximately 14.1% over the closing price of the Shares on the TSX on April 3, 2007, the last trading day prior to the announcement of Lundin Mining’s intention to make the Offer.

This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying circular (the “Original Circular”) dated April 20, 2007 (the “Original Offer and Circular”), as amended and supplemented by the First Extension Notice and the Second Extension Notice.  Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, as amended and supplemented by the First Extension Notice and the Second Extension Notice, remain unchanged.  Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Variation and Extension and not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.

All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the First Extension Notice, the Second Extension Notice and this Notice of Variation and Extension mean the Original Offer, as amended and supplemented by the First Extension Notice, the Second Extension Notice and this Notice of Variation and Extension.

Shareholders and Warrantholders who have validly deposited and not withdrawn their Shares and Warrants need take no further action to accept the Offer.  Shareholders and Warrantholders who wish to accept the Offer must complete and execute the Letter of Transmittal that accompanied the Original Offer and Circular and deposit it, or a facsimile copy of such manually executed Letter of Transmittal, together with the certificate or certificates representing their Shares and Warrants, at one of the offices of Computershare Investor Services Inc. (the “Depositary”) set out below and in the Letter of Transmittal prior to the Expiry Time, in accordance with the instructions in the Letter of Transmittal.  Alternatively, a Shareholder or Warrantholder who wishes to deposit such Shares or Warrants and whose certificate or certificates for such Shares or Warrants are not immediately available may accept the Offer by completing and executing the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular, in accordance with the procedures for guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance”.

Questions and requests for assistance may be directed to the Depositary or Georgeson Shareholder Communications Canada, Inc., the Information Agent for the Offer, at the addresses and telephone numbers set out below and on the last page of this Notice of Variation and Extension.  Additional copies of this document, the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the First Extension Notice and the Second Extension Notice may be obtained upon request without charge from the Depositary at its office in Toronto, as set out below and in the Letter of Transmittal and are available on SEDAR at www.sedar.com or on the website of the SEC at www.sec.gov.

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Inc.

By Registered Mail, Hand or Courier

100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario  M5C 3H2
Attention: Corporate Actions

Inquiries

North American Toll Free:  1-800-564-6253
Outside of North America:  1-514-982-7555

E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Georgeson Shareholder Communications Canada, Inc.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario  M5J 2Y1

Inquiries

North American Toll Free:  1-866-676-3005

THE DEALER MANAGER FOR THE OFFEROR IS:

Haywood Securities Inc.

Commerce Place, 400 Burrard Street, Suite 2000
Vancouver, British Columbia, V6C 3A6

Telephone:  604-697-7100
Toll Free:  1-800-663-9499

Persons whose Shares and Warrants are registered in the name of a broker nominee or other intermediary should contact their stockbroker, investment dealer, bank, trust company or other intermediary for assistance in depositing their Shares and Warrants.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders or Warrantholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders and Warrantholders in any such jurisdiction.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent for the Offer.

The disposition of Shares and Warrants may have tax consequences.  Shareholders and Warrantholders are encouraged to consult their own tax advisors.  See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences” in the Original Circular.

NOTICE TO UNITED STATES HOLDERS

The Offer is made for the securities of a Canadian corporation and while the Offer is subject to the disclosure requirements of Canada, Shareholders and Warrantholders should be aware that such requirements are different from disclosure requirements in the United States. The Offeror is permitted to prepare the Offer and Circular in accordance with Canadian disclosure requirements.

Shareholders and Warrantholders should also be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Shares or Warrants or related securities of Rio Narcea during the period that the Offer is outstanding, as permitted by applicable Canadian federal or provincial laws or regulations.  Shareholders and Warrantholders should also be aware that the disposition of the Shares and Warrants described herein may have tax consequences both in the United States and Canada.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that Rio Narcea is located in Canada, and that some or all of its officers and directors are residents of a foreign country.

NOTICE TO HOLDERS OF OPTIONS

The Offer is not made for Options.  The board of directors of Rio Narcea will permit all persons holding Options granted under the Option Plans, which by their terms are otherwise currently exercisable or not, to exercise all of their Options and tender the Shares issued upon exercise thereof under the Offer, conditional upon the Offeror taking up and paying for the Shares under the Offer, which Options shall be deemed to have been exercised concurrent with the Expiry Time in respect of which the Offeror takes up Shares and all Shares that are to be issued pursuant to any such conditional option exercise shall be accepted as validly tendered under the Offer.

Subject to the receipt of all necessary regulatory and other approvals, the board of directors of Rio Narcea has approved an amendment of its Option Plans such that, in the context of the Offer, Optionholders may, in lieu of receiving Shares upon exercise, elect to receive a cash payment from Rio Narcea equal to the amount by which the market price (based on the five day volume weighted average trading price) of the Shares as at the date of receipt by Rio Narcea of a notice of exercise and election to receive cash, exceeds the exercise price for the optioned Shares.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein and in the Original Offer and Circular, as amended and supplemented by the First Extension Notice and the Second Extension Notice, are “forward-looking statements” and are prospective.  Forward-looking statements include, among others, statements relating to the acquisition of Rio Narcea and the future performance of Lundin Mining.  Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “seek”, “estimate”, “plan”, “forecast”, “project”, “budget”, “may”, “should” and “could”, and similar expressions.  Forward-looking statements are neither promises nor guarantees, but are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Lundin Mining, or the developments of Lundin Mining’s business or its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Forward-looking statements are based on certain material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection, such as the ability of the Offeror to complete the Offer, and any Compulsory Acquisition, Subsequent Share Acquisition Transaction or Subsequent Warrant Acquisition Transaction.  These forward-looking statements are made by Lundin Mining and the Offeror in light of management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Offeror believes are appropriate in the circumstances.  Although Lundin Mining and the Offeror believe that their plans, intentions and expectations reflected in these forward-looking statements are reasonable, actual results relating to, among other things, the Offer and any Compulsory Acquisition, Subsequent Share Acquisition Transaction or Subsequent Warrant Acquisition Transaction, could differ materially from those currently anticipated in such statements by reason of factors such as: (1) changes in general economic conditions; (2) the conditions to the Offer not being satisfied; (3) the level of acceptance of the Offer by Shareholders and Warrantholders; (4) the risk of new and changing regulation; (5) risks involved in the completion and integration of the acquisition; (6) expected benefits of the acquisition not being fully realized or realized within the expected time frame; (7) costs or difficulties related to obtaining required regulatory approvals or unanticipated approvals required to complete the acquisition; (8) legislative or regulatory changes adversely affecting the business in which Lundin Mining is engaged; and (9) changes in the securities or capital markets.

Forward-looking statements in this document are based on management’s reasonable beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and Lundin Mining and the Offeror disavow and disclaim any obligation to do so.

CURRENCY

All references in the Offer and the Circular to “dollars” or “$” are to Canadian dollars, unless otherwise indicated.  On June 28, 2007, the Bank of Canada noon spot rate of exchange for Canadian dollars, expressed in U.S. dollars was CDN$1.00 = U.S.$0.9410.

NOTICE OF VARIATION AND EXTENSION

The Original Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, as amended and supplemented by the First Extension Notice, the Second Extension Notice and this Notice of Variation and Extension, contain important information that should be read carefully before making a decision with respect to the Offer.

June 29, 2007

TO:

RIO NARCEA SHAREHOLDERS AND WARRANTHOLDERS

This Notice of Variation and Extension amends and supplements the Original Offer and Circular dated April 20, 2007, as amended and supplemented by the First Extension Notice and the Second Extension Notice, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Shares and Warrants of Rio Narcea, including Shares that may become outstanding after the date of the Original Offer but before the Expiry Time upon the exercise of Options or other rights to acquire Shares, in order to (i) increase the price payable under the Offer for the Shares to $5.50 cash per Share, and (ii) extend the expiry of the Offer to 6:00 p.m. (Pacific time) on July 16, 2007, as described in detail below.  The price payable under the Offer in respect of the Warrants is unchanged and remains at $1.04 cash per Warrant.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by the First Extension Notice and the Second Extension Notice, continue to be applicable in all respects.  This Notice of Variation and Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Variation and Extension and not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.

All references to the “Offer” in this Notice of Variation and Extension and in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by the First Extension Notice and the Second Extension Notice, mean the Original Offer, as amended and supplemented hereby.

1.

Increase in the Offer Price per Share

The Offeror has varied the Offer by increasing the price offered to Shareholders under the Offer for the Share to $5.50 cash per Share.  Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Shares are taken up under the Offer, including Shareholders who have already deposited their Shares to the Offer, will receive the increased price for their Shares.

The Offeror’s increased Offer price of $5.50 cash per Share represents a premium of approximately 14.1% over the closing price of the Shares on the TSX on April 3, 2007, the last trading day prior to the announcement of Lundin Mining’s intention to make the Offer.

The price payable under the Offer in respect of the Warrants is unchanged and remains at $1.04 cash per Warrant.

All references in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the First Extension Notice and the Second Extension Notice to the price offered for each Share and the premium represented by the Offer price per Share are hereby amended to reflect the foregoing.

2.

Extension of the Offer

The Offeror has extended the expiry of the Offer to 6:00 p.m. (Pacific time) on July 16, 2007, unless the Offer is further extended or withdrawn.  Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer and Circular is deleted and replaced by the following:

“Expiry Date” means July 16, 2007, or such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension and Variation of the Offer”;

In addition, all references to June 29, 2007 or to 6:00 p.m. (Pacific time) on June 29, 2007 in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by the Second Extension Notice, are amended to refer to July 16, 2007 or to 6:00 p.m. (Pacific time) on July 16, 2007, respectively.

3.

Recent Developments - Additional Lock-Up Agreements

The Offeror has entered into lock-up agreements with major shareholders of Rio Narcea representing approximately 25.2% of the issued shares of Rio Narcea. This is in addition to the Lock-Up Agreements previously entered into between the Offeror and the directors and officers (and certain associates thereof) of Rio Narcea.

4.

Time for Acceptance

The Offer is now open for acceptance until 6:00 p.m. (Pacific time) on July 16, 2007 unless further extended or withdrawn by the Offeror.

Subject to the Support Agreement and applicable Law, the Offeror reserves the right, in its sole discretion, to further extend or vary the Offer one or more times to a date or dates no later than 90 days following the date of the Original Offer if the conditions thereto set out in Section 4 of the Offer are not satisfied at the date and time at which the Offer would otherwise expire in accordance with its terms or if such conditions are satisfied or waived at or prior to the time set for expiry of the Offer and the Offeror has, to the extent legally permitted, concurrently with or before such extension taken up and paid for all Shares and Warrants then validly tendered (and not properly withdrawn) pursuant to the Offer.  In such case the Offeror shall provide written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario.  The Offeror will, forthwith after giving any such notice or communication, make a public announcement of the further extension or variation, and will cause the Depositary (as soon as practicable thereafter) to provide a copy of such notice or communication, in the manner set out in Section 11 of the Offer, “Notice and Delivery”, to all Shareholders and Warrantholders whose Shares and Warrants, respectively, have not been taken up prior to the extension or variation and to the TSX.  Any notice of further extension or variation will be deemed to have been given and to be effective on the day on which it is delivered (or otherwise communicated in writing) to the Depositary at its office in Toronto, Ontario.

During this and any further extension or variation, all Shares and Warrants previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 7 of the Offer, “Withdrawal of Deposited Shares and Warrants”.

See Section 5 of the Offer, “Extension and Variation of the Offer”.

5.

Manner of Acceptance

Shares and Warrants may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer, ‘‘Manner of Acceptance’’.

6.

Take-up and Payment for Deposited Shares and Warrants

If all the conditions of the Offer (including those referred to in Section 4 of the Offer “Conditions of the Offer”), are satisfied or waived by the Offeror, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up the Shares and Warrants validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date.  Any Shares and Warrants taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up.  In accordance with applicable Law, any Shares and Warrants deposited under the Offer after the first date on which Shares and Warrants have been taken up by the Offeror are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

See Section 6 of the Offer, ‘‘Take-Up and Payment for Deposited Shares and Warrants’’.

7.

Withdrawal of Deposited Shares and Warrants

All deposits of Shares and Warrants pursuant to the Offer are irrevocable, provided that any Shares or Warrants deposited in acceptance of the Offer may, subject to applicable Law, be withdrawn by or on behalf of the depositing holder:

(a)

at any time before the Shares or Warrants have been taken up by the Offeror pursuant to the Offer;

(b)

if the Shares or Warrants have not been paid for by the Offeror within three Business Days after having been taken up;

(c)

at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder or Warrantholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than (1) a variation consisting solely of an increase in the consideration offered for the Shares or Warrants where the Expiry Time is not extended for more than 10 days or (2) a variation consisting solely of the waiver of a condition of the Offer);

is mailed, delivered, or otherwise properly communicated, but subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Shares or Warrants deposited under the Offer have not been taken up by the Offeror at the date of the notice.

In order for any withdrawal to be effective, a notice of withdrawal must be in writing, and must be actually received by the Depositary at the place of deposit of the applicable Shares or Warrants (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal.

Withdrawals may not be rescinded and any Shares or Warrants withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders and Warrantholders in certain Provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See “Statutory Rights” below and in the Original Offer and Circular.

Notwithstanding the provisions of Section 7 of the Offer, the rights of withdrawal of Shares deposited under the Offer by the Locked-Up Shareholders are subject to the Lock-Up Agreement.

See Section 7 of the Offer, ‘‘Withdrawal of Deposited Shares and Warrants’’.

8.

Changes in Information in the Circular

The following paragraph is added immediately following the third paragraph under the section of the Circular entitled "Warrants – Subsequent Warrant Acquisition Transaction":

"Warrantholders may not have a separate class vote in respect of the approval of a Subsequent Warrant Acquisition Transaction, other than the Warrant Indenture Amendment."

9.

Consequential Amendments to the Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the First Extension Notice and the Second Extension Notice are amended to the extent necessary to reflect the amendments and supplements contemplated by and the information contained in this Notice of Variation and Extension.

10.

Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders and Warrantholders with, in addition to any other rights they may have at law, rights of rescission or damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders and Warrantholders.  However, such rights must be exercised within prescribed time limits.  Shareholders and Warrantholders should refer to the applicable provisions of the securities legislation of their province or territory of residence for particulars of those rights or consult with a lawyer.

11.

Directors’ Approval

The contents of this Notice of Variation and Extension have been approved and the sending, communication or delivery thereof to the Shareholders and Warrantholders has been authorized by the board of directors of each of the Offeror and Lundin Mining Corporation.

CERTIFICATE OF 0766284 B.C. LTD.

June 29, 2007

The foregoing, together with the Offer and Circular dated April 20, 2007, as amended and supplemented by the Notice of Extension dated May 29, 2007 and the Second Notice of Extension dated June 8, 2007, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) Karl Axel Waplan	(Signed) Kevin Hisko
President and Chief Executive Officer	Director

CERTIFICATE OF LUNDIN MINING CORPORATION

June 29, 2007

The foregoing, together with the Offer and Circular dated April 20, 2007, as amended and supplemented by the Notice of Extension dated May 29, 2007 and the Second Notice of Extension dated June 8, 2007, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) Karl-Axel Waplan	(Signed) Anders Haker
President and Chief Executive Officer	Chief Financial Officer

(Signed) Lukas Lundin	(Signed) Colin K. Benner
Chairman and Director	Vice Chairman and Director

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Registered Mail, Hand or Courier

100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario  M5C 3H2
Attention: Corporate Actions

Inquiries

North American Toll Free:  1-800-564-6253

Outside of North America:  1-514-982-7555

E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Georgeson Shareholder Communications Canada, Inc.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario  M5J 2Y1

North American Toll Free:  1-866-676-3005

THE DEALER MANAGER FOR THE OFFER IS:

Haywood Securities Inc.

Suite 2000-400 Burrard Street

Vancouver, British Columbia  V6C 3A6

Telephone: 604-697-7113

North American Toll Free: 1-800-663-9499

Any questions or requests for assistance may be directed by Shareholders and Warrantholders to the Depositary, the Information Agent or the Dealer Manager at their respective telephone numbers and locations set forth above.

Please direct all inquiries to:

QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE INFORMATION IN THIS
DOCUMENT SHOULD BE DIRECTED TO OUR INFORMATION AGENT:

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Number: 1-866-676-3005

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

99.1	Press Release of Lundin Mining Corporation, dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 5, 2007)

99.2

Support Agreement between Lundin Mining Corporation and Rio Narcea Gold Mines Ltd., dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 17, 2007)

99.3	Press Release of Lundin Mining Corporation, dated April 20, 2007 (1)

99.4	Press Release of Lundin Mining Corporation, dated May 29, 2007 (1)

99.5	Press Release of Lundin Mining Corporation dated June 8, 2007 (1)

99.6	Press Release of Lundin Mining Corporation dated June 29, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 2, 2007)

(1)    Previously filed.

II-1

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertaking.

(a)     The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

(b)     The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

2.        Consent to Service of Process.

(a)      At the time of filing this Schedule the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)      Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

III-1

PART IV

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

0766284 B.C. LTD.

By: /s/ Kevin Hisko
Name: Kevin Hisko
Title: Director

Date: June 29, 2007

IV-1

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Lundin Mining Corporation, dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 5, 2007)

99.2

Support Agreement between Lundin Mining Corporation and Rio Narcea Gold Mines Ltd., dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 17, 2007)

99.3	Press Release of Lundin Mining Corporation, dated April 20, 2007 (1)

99.4	Press Release of Lundin Mining Corporation, dated May 29, 2007 (1)

99.5	Press Release of Lundin Mining Corporation dated June 8, 2007 (1)

99.6	Press Release of Lundin Mining Corporation dated June 29, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 2, 2007)

(1)    Previously filed.